CANADIAN ZINC CORPORATION

June 13, 2007

British Columbia Securities Commission	Ontario Securities Commission
Toronto Stock Exchange

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual general meeting Canadian Zinc Corporation (the "Issuer") held on June 13, 2007. The report on the voting results are as follows:

1.     Number of Directors

By a vote of show of hands, the number of directors was determined at six.

2.     Election of Directors

By a vote of show of hands, the following persons were elected as directors of the Issuer until the next annual general meeting:

Robert Gayton	Dave Nickerson
John F. Kearney	Alan C. Savage
John A. MacPherson	Alan B. Taylor

3.     Appointment of Auditors

By a vote of show of hands, Ernst & Young LLP were appointed as auditors of the Issuer for the ensuing year.

4.     Auditors' Remuneration

By a vote of show of hands, the directors were authorized to fix the auditors' remuneration.

5.     Approve 10% Rolling Stock Option Plan

By a vote of show of hands the Company's 10% rolling stock option plan, pursuant to which the aggregate number of common shares of the Company which may be issued to directors, officers, employees and consultants of the Company and its subsidiaries may not exceed 10% of the issued and outstanding common shares at the time of the grant, was approved.

Canadian Zinc Corporation

Per:       “John F. Kearney”
    John F. Kearney
    Chairman, President and Chief Executive Officer